EXHIBIT 99.1

Ad Hoc Announcement

For Immediate Release

GPC Biotech Withdraws Satraplatin NDA Filed

for Accelerated Approval

• Company Plans to Resubmit Application Pending Final Survival Analysis

Martinsried/Munich (Germany) and Princeton, N.J., July 30, 2007 – GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) today announced that it has withdrawn the satraplatin capsules New Drug Application (NDA) filed for accelerated approval for the treatment of hormone-refractory prostate cancer patients whose prior chemotherapy has failed. The Company based its decision on the vote by the Oncologic Drugs Advisory Committee (ODAC) to the U.S. Food and Drug Administration (FDA) on July 24, 2007 that the FDA should wait for the final survival analysis of the SPARC trial before deciding whether satraplatin is approvable.

The Company anticipates overall survival results from the SPARC trial to be available within six months. However, this timing is based on an extrapolation of death rates in the trial and may change. If these data are positive, the Company plans to submit an NDA to the FDA as quickly as possible.

END OF AD HOC ANNOUNCEMENT

This ad hoc release contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech AG, including statements about the status of the FDA review process. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this ad hoc release. In particular, there can be no guarantee that additional information relating to the safety, efficacy or tolerability of satraplatin may be discovered upon further analysis of data from the SPARC trial or analysis of additional data from other ongoing clinical trials for satraplatin. Furthermore, we cannot guarantee that satraplatin will be approved for marketing in a timely manner, if at all, by regulatory authorities nor that, if marketed, satraplatin will be a successful commercial product. We direct you to GPC Biotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Satraplatin has not yet been approved by the FDA in the U.S., the EMEA in Europe or any other regulatory authority and no conclusions can or should be drawn regarding its safety or effectiveness. Only the relevant regulatory authorities can determine whether satraplatin is safe and effective for the use(s) being investigated.

For further information, please contact:

GPC Biotech AG

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 609 524 5884

usinvestors@gpc-biotech.com

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